UNITED STATES

                             SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549



     DIVISION OF
CORPORATION FINANCE



                                                              March 27, 2019

Jeremy Hodara
Co-Chief Executive Officer
Jumia Technologies AG
CharlottenstraBe 4
10969 Berlin, Germany

         Re: Jumia Technologies AG
             Registration Statement on Form F-1
             Filed March 12, 2019
             File No. 333-230207

Dear Mr. Hodara:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 filed March 12, 2019

Selected Consolidated Financial and Operating Data
Selected Other Data, page 76

1. We note you added a non-GAAP financial measure, Platform contribution, which you define as gross profit, less non-platform revenue, less direct fulfillment expense (freight and shipping), which is expense related to the services of third party logistics providers.
        You state that direct fulfillment expense corresponds to [the line item] fulfillment expense less "other fulfillment expense" which you define as fulfillment expense mainly related to your network of warehouses, including employee benefit expenses. It appears that certain of your fulfillment expenses excluded to arrive at the non-GAAP performance measure
        Platform contribution may represent normal, recurring, cash operating expenses and also that Platform contribution may represent a tailored performance measure. We note you
 Jeremy Hodara
Jumia Technologies AG
March 27, 2019
Page 2
       present and/or discuss Platform contribution throughout your registration statement on pages 76, 77, 80, 81, 85, 90 and 99. Please tell us how you considered the guidance in
       Questions 100.0land 100.04 of the Compliance and Disclosure Interpretations on Non
       GAAP Financial Measures, effective April 4, 2018 available on our website at
       https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm in presenting this non
       GAAP measure. In your response please tell us the specific nature of all costs included in each of direct fulfillment expense and other fulfillment expense and whether such costs are normal, recurring, cash operating expenses, non-cash expenses or some other type of non-recurnng expense.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Judgments, page 87

2. We note your response to comment 6. In order to assist us in understanding and evaluating your response, please provide the following information:

           Please tell us the number of equity interests utilized at each of May 1, 2018 and
           December 1, 2018 to derive the corresponding fair value per equity interest used in determining your stock compensation in the disclosures presented in
Note 13 on pages
           F-32 to F-33, based on your estimates of the fair value of Jumia KG at each of those dates. Please provide your computations in your response.
           Per your response the disclosures and amounts presented in Note 13 related to the number of stock options and participations granted on the May 1, 2018 and December
           1, 2018 grant dates do not reflect the roll up and conversion of stock options subsequent to the conversion of Africa Internet Holding GmbH into Jumia
           Technologies AG. Please supplementally provide us with the impact or anticipated impact of those events on your outstanding share options including the impact on the number of options granted, the number of options outstanding and the exercise price(s).
           Lastly, please reconcile the fair values per equity interest at each of May 1, 2018 and
           December 1, 2018 to the mid-point of the estimated IPO price range per share and
           ADS. We may have further comment after reviewing your response. Signatures, page 11-4

3. Please include the signature of your principal accounting officer or controller. If Mr.
       Maillet-Mezeray is your principal accounting officer or controller, please include the appropriate title in his signature block. Refer to Form F-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Jeremy Hodara
Jumia Technologies AG
March 27, 2019
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact, Sondra Snyder, Staff Accountant at 202-551-3332 or Jim Allegretto,
Senior Assistant Chief Accountant at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at
202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3342 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products
cc:    Krystian Czemiecki